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                    UNITED STATES OF AMERICA
                           before the
               SECURITIES AND EXCHANGE COMMISSION





PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
__________________________________________
In the Matter of

PUBLIC  SERVICE  COMPANY OF  OKLAHOMA             REPORT FOR PERIOD
Tulsa, OK  74102                                  JULY 1, 1995 to
                                                  SEPTEMBER 30, 1995
Ash Creek Mining Company                          PURSUANT TO RULE 24
Tulsa, OK  74102

File No. 70-6827
__________________________________________




      This report is filed by Ash Creek Mining Company and Public Service Company of Oklahoma pursuant to Rule 24 of the Securities and Exchange Commission, promulgated under the Public Utility Holding Company Act of 1935, as requested in application-declaration and amendments thereto, filed with the Commission pursuant to Sections 6(a), 7, 9(A), 10 and 12(B) of said Act. Said application, as amended, proposed the filing of quarterly reports pursuant to Rule 24 on operations and expenditures made and on interest acquired and disposed of by Ash Creek Mining
Company and was authorized by order granting the application under date of November 30, 1976 in Release No. 19777, which authorization has been extended periodically (currently through December 31, 1995 under Release No. 25965 dated December 29, 1993 in File No. 70-6827). This report is for the period of July 1, 1995 to September 30, 1995, pursuant to Rule 24 and covers the activities of Public Service Company of Oklahoma and Ash Creek Mining Company for the period.

1)   During  the  3-month period ending September 30,  1995,  Ash
Creek Mining Company removed no overburden from the pit area and, therefore,  the  total over burden removed to date  is  3,059,780 banked cubic yards.

2) On November 17, 1978, operations were discontinued and the mine was placed on stand-by status. On November 11, 1982, actual production of coal mining commenced which consummated an agreement with the Wyoming Department of Environmental Quality to ship a "De Minimis" amount of coal off-site to resolve certain licensing problems raised by the Department. As of September 30, 1995, approximately 4,440 tons had been shipped off site.

3) During the first quarter 1994, Ash Creek Mining Company engaged an engineering firm to develop a proposed mine reclamation plan, classified as a minor revision to its mine plan from the Wyoming Department of Environmental Quality (WDEQ). On August 2, 1994, the WDEQ issued its approval of the proposed mine reclamation plan. Actual closing of the mine and reclamation commenced in September 1995. Actual reclamation work is estimated to be completed by fourth quarter 1996.

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4)   The  financial  report for Ash Creek Mining  Company  is  as follows:

                                      Reporting   Year to     Cumulative
                                       Period       Date         Since
                                       Changes     Changes     Inception
                                     Incr/(Decr) Incr/(Decr)  Incr/(Decr)
ASSETS                                            (Dollars)
Investments
  Shop and Office Facility                --          --            --
  Equipment                               --          --         9,195
  Less: Reserve for Depreciation          --          --         9,195
        Reserve for Property
         Valuation                        --          --            --
                                          --          --            --

CURRENT & ACCRUED ASSETS
  Cash                                 2,282    (128,034)       12,448
  Accounts Receivable                     --     (28,966)           --
  Materials and Supplies                  --          --            --
                                       2,282    (157,000)       12,448
                                       2,282    (157,000)       12,448

CAPITALIZATION & LIABILITIES
  Common Stock                            --          --     3,839,040
  Retained Earnings                 (369,382)   (454,281)   (9,779,770)
Total Capitalization                (369,382)   (454,281)   (5,940,730)

  Liabilities & Def. Taxes           371,664     297,281     5,953,178

                                       2,282    (157,000)       12,448


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                           SIGNATURE


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Public Service Company of Oklahoma and Ash Creek Mining Company have duly caused this report to be signed on their behalf on this 8th day of November 1995.


                             ASH CREEK MINING COMPANY



                             /s/  Sandra S. Bennett
                             Sandra S. Bennett, Comptroller
                             Ash Creek Mining Company